FRANK J. HARITON ● ATTORNEY - AT - LAW

1065 Dobbs Ferry Road ● White Plains ● New York 10607 ● (Tel) (914) 674-4373 ● (Fax) (914) 693-2963 ● (e-mail) hariton@sprynet.com

February 24, 2023

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Livento Group, Inc. (the “Company”)
Amendment Number 6 to Registration Statement on Form 10-12G
File No. 000-56457

Ladies and Gentlemen:

Today we are filing Amendment Number Six to the Form 10-12G as is indicated above. The amendment represents an updating to the materials previously filed and a response to the comments contained in the Staff’s February 8, 2023 letter to the Company (the “Comment Letter”).

Comment 1:

We note your current amendment does not include audited financial statements of the operating company for the fiscal years ended December 31, 2021 and 2020, as previously filed. Please revise to include a complete set of all required financial statements.

Response:

We updated the filing to include audited information for calendar year 2022 and they include the operating company’s information.

Comment 2:

We note your response to comment one from our letter dated December 22, 2022. However, your response and disclosure does not address how you accounted for the merger transaction in accordance with guidance in ASC 805. If the transaction was with entities under common control, please disclose that in your filing and footnotes to your financial statements and address accounting guidance in ASC 805-50.

Response:

The amendment includes financial statement note 5 which describes of the transaction. We also changed the description of the transaction in the non-financial portions of the Form 10.

Comment 3:

As noted in our comment 22 from our letter dated October 14, 2022, the financial statements presented in your MD&A for the quarterly periods ended September 30, 2022 and September 30, 2021 should match the financial statements presented in the back of your filing. Please revise accordingly.

Response:

We updated the MD&A which now conforms to the information in the financial portion of the filing.

Comment4:

We note that your press release dated October 11, 2022 indicated that you own and intend to merge with EuroDot, Inc. Please revise the disclosure in your registration statement to reflect your relationship with EuroDot and to discuss your future plans.

Response:

Livento Group is in acting as a consultant with respect to a possible IPO of EuroDot. There are no plans to merge Livento Group Inc and EuroDot Inc. EuroDot, Inc. will be separate company. We anticipate that Livento Group, Inc will have an ownership interest in EuroDot, Inc. of approximately 15% and have some management role. However, the EuroDot, Inc. project is not finalized as of the date of this filing and there are no definitive agreements in place. We believe that disclosure of these discussions in the Form 10 would be speculative and pre-mature. The merger discussed in the October 11, 2022 press release, if it occurs, will be between Eurodot, Inc. and a logistics company in Europe. The Company will not be a party to such merger.

Comment 5:

We note your comparative periods in your balance sheet, statement of operations, and statement of cash flows appear to have few assets and almost no operations. Please revise or tell us why this is appropriate.

Response:

We updated financial information included in the Form 10 to include operating company in response to the comment.

Comment 6:

Your statement of changes in equity as of September 30, 2022 only states “net change” versus describing what actually happened to change the balances. Please revise accordingly. Also, provide detailed footnote disclosure about each item of change including what issuances occurred, when they occurred, who received them, and the terms of the issuances.

Answer:

The statement of changes in equity has been revised in accordance with the comment.

Comments 7 and 8:

Notes to Financial Statements

Response:

Financial Statement Note 6 and Note 7 contain the information requested in the comments.

Should you have any questions regarding the foregoing, please feel free to contact me at (914) 649-7669.

Very truly yours,

/s/ Frank J. Hariton

Frank J. Hariton